INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2015</u>

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2015</u>

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Notes to Financial Statements	6-8
Supplementary Schedules:	
Schedule I: Computation of Net Capital Under SEC Rule 15c3-1	9
Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)	10
Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)	11

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc as of December 31, 2015, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc's financial statements. The supplemental information is the responsibility of International Equity Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 29, 2016

INTERNATIONAL EQUITY SERVICES, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2015

Total Owners Equity - Statement of Financial Condition		$	91,071
Less: Ownership equity not allowable for Net Capital			-
Total Owners Equity qualified for Net Capital			91,071
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital			
Total capital and allowable subordinated liabilities			91,071
Deductions and/or charges:			
Total non-allowable assets (detail)			
Fixed assets			17,058
Prepaid expenses			3,840
Total deductions			20,898
Net Capital before haircuts on securities positions			70,173
Haircuts on securities (detail):			
Southwest Securities - Security Account	10,754	2%	215
Total haircuts			215
Net Capital			69,958

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total A. I. liabilities from the statement of financial condition (detail):		
Accounts payable and accrued expenses		7,000
Income taxes payable		175
		7,175
Ratio of aggregate indebtedness to net capital:		0.1026

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

1. Minimum dollar net capital requirement of broker/dealer			5,000
2. Minimum net capital required - 6 2/3% of total A. I.:			
	7,175 X	6.67%	478
Net capital requirement - greater of 1 or 2 above			5,000
Excess net capital - Net Capital less Net Capital requirement		$	64,958

RECONCILIATION OF NET CAPITAL TO FOCUS NET CAPITAL:

Reconciliation with the Company's computation, included in Part 2A of Form X-17-a-5 as of *December 31, 2015*

Net capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	69,958
Net Capital per above	$	69,958